#82-34714

RECEIVED

2004 OCT 18 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
[redacted]

04045484

:om

October 6, 2004

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated October 5, 2004 with accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

dlw 10/19

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces $16.23 Million Private Placement

Vancouver (October 5, 2004) - Imperial Metals Corporation (III:TSX) announces it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

The net proceeds of the offering estimated at $15.6 million will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Closing of the private placement is scheduled for the week of October 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

October 5, 2004

Item 3 News Release

October 5, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on October 5, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

The net proceeds of the offering estimated at $15.6 million will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Closing of the private placement is scheduled for the week of October 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 5th day of October, 2004.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces $16.23 Million Private Placement

Vancouver (October 5, 2004) - Imperial Metals Corporation (III:TSX) announces it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

The net proceeds of the offering estimated at $15.6 million will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Closing of the private placement is scheduled for the week of October 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com